

February 17, 2022

Roger Hamilton
Chief Executive Officer
Genius Group Ltd.
8 Amoy Street, #01-01
Singapore 049950

      Re: Genius Group Ltd.
          Amendment No. 6 to Registration Statement on Form F-1
          Filed February 14, 2022
          File No. 333-257700

Dear Mr. Hamilton:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-1 Filed February 14, 2022

Prospectus Summary, page 9

1.   Please revise your graphics reflecting "Our Revenue Growth" and "Our Financial Growth" to include disclosure of the Pre-IPO Group's actual revenues, EBITDA, total assets and shareholders equity as of and for the period ended 2020 and the first half of 2021. Also, it appears that the column reflecting total assets and shareholders' equity for eight companies (pro forma) should be labeled 2021 H1 rather than 2020 H1. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Credit Facilities, page 123

2.   We note your amended disclosure in response to comment 8, and reissue the comment in part. Please disclose the amounts outstanding under UAV's two bank notes payable as of June 30, 2021.

    You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Benjamin S. Reichel